SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Public Company

CVM Nu. 1769-8

C.N.P.J 02.558.144/0001-93

N.I.R.E. Nu. 29300023892

ANNOUNCEMENT TO THE MARKET

Tele Leste Celular Participações S.A., hereby informs that it has received from its shareholder Hedging-Griffo Corretora de Valores S.A , a letter dated July 29, 2005 which is in the transcript bellow:

"Ref.: Acquisition of Tele Leste Celular Participações S.A Preferred Shares

Dear Sirs,

In accordance with article 12, paragraph 1, of CVM Instruction number 358/02, we inform that on July 27, 2005, the Preferred Shares position collectively held by investment funds and foreign investors, legally represented by Hedging-Griffo Corretora de Valores S.A., reached the amount of 313,795 shares issued by Tele Leste Celular Participações S.A, representing 5.01% of the total preferred shares issued by the company.

The undersigned clarify that this is not an acquisition of the company control, but an investment which does not aim to alter the administration, shareholders control status or to regulate the operations of the company.

This information was sent to the mentioned Company, and was released to the market through specialized publication channels, which publshes the Daily Report of the São Paulo Stock Exchange.

HEDGING-GRIFFO CORRETORA DE VALORES S.A.

São Paulo, August 1, 2005

Arcádio Luis Martinez Garcia

Investor Relations Officer

Tele Leste Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 04, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.